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                               May 13, 2024

       David Forrest
       General Counsel
       Canada Goose Holdings Inc.
       250 Bowie Ave
       Toronto, Ontario, Canada M6E 4Y2

                                                        Re: Canada Goose
Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended April 2, 2023
                                                            Response Letter
Dated May 3, 2024
                                                            File No. 001-38027

       Dear David Forrest:

              We have reviewed your May 3, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

       Response Letter Dated May 3, 2024

       Form 20-F for the Fiscal Year Ended April 2, 2023, page 63

   1. We note your response to comment 3 that you will revise future filings to change the name of the non-IFRS
financial measure to Free Cash Flow. Your calculation of free cash flow differs from the
typical calculation of cash flows from operating activities less capital expenditures
considering it also adjusts for other costs. In order to avoid potential confusion, please
revise the title to adjusted free cash flow or a similar description. Refer to Question 102.07 of
the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures. In
addition, we note your proposed revised disclosure describes that certain investors and
analysts use this information as an indicator of cash flow and to
                                                        assess the Company   s
financial leverage and cash available for repayment of borrowings and other financing
activities. Please revise the disclosure to more appropriately characterize the
usefulness of measure to the investors, as the measure does not appear to
 David Forrest
Canada Goose Holdings Inc.
May 13, 2024
Page 2
         reflect all of the Company   s cash flows including amounts classified
as financing cash
         flows.
       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid Forrest                               Sincerely,
Comapany NameCanada Goose Holdings Inc.
                                                              Division of
Corporation Finance
May 13, 2024 Page 2                                           Office of
Manufacturing
FirstName LastName